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                            KRAGE & JANVEY, L.L.P.
                        ATTORNEYS AND COUNSELORS AT LAW
                            2600 SAN JACINTO TOWER
                            2121 SAN JACINTO STREET
                             DALLAS, TEXAS  75201
                            TELEPHONE 214/969-7500
                            FACSIMILE 214/220-0230
                               October 6, 2000



Office of the Secretary
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549


        Re:  Sunrise Software Systems, Inc. (File No. 333-36500)
             ---------------------------------------------------


Dear Sirs:

        C.A.T.-N-K, Inc. and Sunrise Software Systems, Inc. recently retained Krage & Janvey, L.L.P. to represent them in connection with the referenced, pending registration statements. After review of the Forms SB-2 filed by prior counsel for these companies, and consideration of the Staff's comments, our clients have determined to withdraw these registration statements. Frankly, the poor state of both registration statements and the amount of time and work necessary to respond to the Staff's (understandable) comments make pursuit of registration economically unfeasible.

        No securities were offered, directly or indirectly, by use of the registration statements filed with the Commission, and neither of the registration statements was circulated, published or otherwise disseminated.

        Statements made by these companies' prior counsel, Kevin S. Woltjen, in his letter of August 21, 2000, require response. Neither Sunrise nor any of its principals offered Mr. Woltjen shares of the company's stock as compensation for services that he was to provide. In addition, Mr. Woltjen did not withdraw as Sunrise's counsel, he was fired.

        Thank you for your assistance. Do not hesitate to contact me if you require any additional information.


                                             Very truly yours,


                                             /s/ PHILLIP W. OFFILL, JR.
                                             -----------------------------
                                             Phillip W. Offill, Jr.
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KRAGE & JANVEY, L.L.P.




Office of the Secretary
October 6, 2000
Page 2



cc:   Richard K. Wulff, Chief
      Office of Small Business
      Division of Corporate Finance
        via Federal Express

      Kevin S. Woltjen, Esq.
        via regular mail